UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ON24, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

68339B 104

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68339B 104	13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sharat Sharan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,482,048 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,482,048 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,482,048 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.0% (2)
12	TYPE OF REPORTING PERSON IN

(1)	Represents 2,042,408 shares of common stock held by the Reporting Person, 92,500 shares of common stock held by the Reporting Person’s daughter, and 2,347,140 shares of common stock that may be purchased by the Reporting Person pursuant to options that are exercisable within 60 days of December 31, 2021.
(2)	Based on 47,727,346 shares of the Issuer’s common stock outstanding as of December 31, 2021, as reported by the Issuer to the Reporting Person, plus 2,347,140 vshares of common stock that may be purchased by the Reporting Person pursuant to options that are exercisable within 60 days of December 31, 2021.

CUSIP No. 68339B 104	13G	Page 3 of 6 Pages

Item 1(a)		Name of Issuer:

ON24, Inc.

Item 1(b)		Address of Issuer’s Principal Executive Offices:

50 Beale Street, 8th Floor, San Francisco, CA 94015

Item 2(a)		Name of Person Filing:

Sharat Sharan

Item 2(b)		Address of Principal Business Office or, If None, Residence

c/o ON24, Inc. 50 Beale Street, 8th Floor, San Francisco, CA 94015

Item 2(c)		Citizenship:

United States

Item 2(d)		Title of Class of Securities:

Common Stock, $0.0001 par value per share

Item 2(e)		CUSIP Number:

68339B 104

Item 3.		If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8)

	(e)	☐ Investment adviser in accordance with 240.13d-1(b)(1)(ii)(E)

	(f)	☐ Employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F)

	(g)	☐ Parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

CUSIP No. 68339B 104	13G	Page 4 of 6 Pages

(h)	☐	Savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	☐	Church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	☐	Non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J)

(k)	☐	Group, in accordance with 240.13d-1(b)(1)(ii)(K) If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Not applicable.

Item 4.	Ownership

The following information with respect to the ownership of the Issuer’s shares of common stock by the Reporting Person is provided as of December 31, 2021:

	(a)	Amount beneficially owned:

See Row 9 of the table above for the Reporting Person

	(b)	Percent of class:

See Row 11 of the table above for the Reporting Person

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

See Row 5 of the table above for the Reporting Person

(ii) Shared power to vote or to direct the vote:

See Row 6 of the table above for the Reporting Person

(iii) Sole power to dispose or to direct the disposition of:

See Row 7 of the table above for the Reporting Person

(iv) Shared power to dispose or to direct the disposition of:

See Row 8 of the table above for the Reporting Person

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner or more than five percent of the class of securities, check the following box: ☐

CUSIP No. 68339B 104	13G	Page 5 of 6 Pages

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

CUSIP No. 68339B 104	13G	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 14, 2022

/s/ Sharat Sharan
Sharat Sharan